Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Sep 30, 2017	Sep 30, 2016	Growth % Q2 18 over Q2 17	Jun 30, 2017	Growth % Q2 18 over Q1 18
Revenues	**2,728**	**2,587**	**5.4**	**2,651**	**2.9**
Cost of sales	1,743	1,638	6.4	1,692	3.0
Gross Profit	**985**	**949**	**3.8**	**959**	**2.7**
Operating Expenses:					
Selling and marketing expenses	132	134	(1.5)	138	(4.3)
Administrative expenses	194	171	13.5	183	6.0
Total Operating Expenses	**326**	**305**	**6.9**	**321**	**1.6**
Operating Profit	**659**	**644**	**2.4**	**638**	**3.4**
Other Income, net	137	114	20.2	127	7.9
Share in associate's profit/(loss)	-	(1)	-	-	-
Write-down of investment in associate	-	-	-	(11)	-
Profit before income taxes	**796**	**757**	**5.2**	**754**	**5.6**
Income tax expense	218	218	0.0	213	2.3
Net Profit	**578**	**539**	**7.3**	**541**	**7.0**
Earnings per equity share					
Basic ($)	**0.25**	**0.24**	**7.3**	**0.24**	**7.0**
Diluted ($)	**0.25**	**0.24**	**7.2**	**0.24**	**7.0**

Note: During the quarter ended Jun 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on Q1 18 net profit was $11 million.

Statement of Comprehensive Income for six months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Sep 30, 2017	Sep 30, 2016	Growth %
Revenues	**5,379**	**5,088**	**5.7**
Cost of sales	3,435	3,231	6.3
Gross Profit	**1,944**	**1,857**	**4.7**
Operating Expenses:			
Selling and marketing expenses	269	271	(0.7)
Administrative expenses	377	340	10.9
Total Operating Expenses	**646**	**611**	**5.7**
Operating Profit	**1,298**	**1,246**	**4.1**
Other Income, net	263	226	16.4
Share in associate's profit/(loss)	-	(1)	-
Write-down of investment in associate	(11)	-	-
Profit before income taxes	**1,550**	**1,471**	**5.4**
Income tax expense	431	421	2.4
Net Profit	**1,119**	**1,050**	**6.6**
Earnings per equity share			
Basic ($)	**0.49**	**0.46**	**6.6**
Diluted ($)	**0.49**	**0.46**	**6.5**

Note: During the quarter ended Jun 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on H1 18 net profit is $11 million.

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹crore, except share data*

Particulars	Sep 30, 2017	Sep 30, 2016	Growth % Q2 18 over Q2 17	Jun 30, 2017	Growth % Q2 18 over Q1 18
Revenues	**17,567**	**17,310**	**1.5**	**17,078**	**2.9**
Cost of sales	11,227	10,962	2.4	10,900	3.0
Gross Profit	**6,340**	**6,348**	**(0.1)**	**6,178**	**2.6**
Operating Expenses:					
Selling and marketing expenses	846	897	(5.7)	888	(4.7)
Administrative expenses	1,248	1,142	9.3	1,179	5.9
Total Operating Expenses	**2,094**	**2,039**	**2.7**	**2,067**	**1.3**
Operating Profit	**4,246**	**4,309**	**(1.4)**	**4,111**	**3.3**
Other Income, net	883	760	16.2	814	8.5
Share in associate's profit/(loss)	-	(3)	-	-	-
Write-down of investment in associate	-	-	-	(71)	-
Profit before income taxes	**5,129**	**5,066**	**1.2**	**4,854**	**5.7**
Income tax expense	1,403	1,460	(3.9)	1,371	2.3
Net Profit	**3,726**	**3,606**	**3.4**	**3,483**	**7.0**
Earnings per equity share					
Basic (₹)	**16.30**	**15.77**	**3.3**	**15.24**	**7.0**
Diluted (₹)	**16.29**	**15.77**	**3.3**	**15.23**	**7.0**

Note: During the quarter ended Jun 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on Q1 18 net profit was ₹71 crore.

Statement of Comprehensive Income for six months ended,

(As per IFRS) *In ₹crore, except share data*

Particulars	Sep 30, 2017	Sep 30, 2016	Growth %
Revenues	**34,645**	**34,091**	**1.6**
Cost of sales	22,126	21,643	2.2
Gross Profit	**12,519**	**12,448**	**0.6**
Operating Expenses:			
Selling and marketing expenses	1,735	1,817	(4.5)
Administrative expenses	2,427	2,276	6.6
Total Operating Expenses	**4,162**	**4,093**	**1.7**
Operating Profit	**8,357**	**8,355**	**0.0**
Other Income, net	1,697	1,513	12.2
Share in associate's profit/(loss)	-	(5)	-
Write-down of investment in associate	(71)	-	-
Profit before income taxes	**9,983**	**9,863**	**1.2**
Income tax expense	2,774	2,822	(1.7)
Net Profit	**7,209**	**7,041**	**2.4**
Earnings per equity share			
Basic (₹)	**31.54**	**30.81**	**2.4**
Diluted (₹)	**31.51**	**30.80**	**2.3**

Note: During the quarter ended Jun 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on H1 18 net profit is ₹71 crore.

Revenues by Client Geography

(In %)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
North America	60.6	61.1	61.5	61.9
Europe	23.2	22.4	22.5	22.5
India	3.3	3.6	3.4	3.2
Rest of the world	12.9	12.9	12.6	12.4
Total	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Business IT Services	**62.3**	**62.0**	**62.8**	**62.3**
Application Development	15.6	15.4	15.6	15.2
Application Maintenance	16.0	16.7	18.1	17.9
Infrastructure Management Services	9.0	8.4	8.4	8.4
Testing Services	9.4	9.3	9.2	9.1
Product Engineering Services	4.1	4.1	3.7	3.8
Business Process Management	5.1	5.0	4.9	5.0
Others	3.1	3.1	2.9	2.9
Consulting, Package Implementation & Others	**32.5**	**32.6**	**32.1**	**32.3**
Products and Platforms	**5.2**	**5.4**	**5.1**	**5.4**
Total	**100.0**	**100.0**	**100.0**	**100.0**

Revenues from New Services and New Software launched from April 01, 2015 are included in Table above:

(in %)

	Q2 18	Q1 18
*New Services **	9.4	8.3
*New Software***	1.6	1.6

* New Services include Cloud Ecosystem, Big Data and Analytics, API and Micro services, Data and Mainframe Modernization, Cyber Security, IoT Engineering Services.
** New Software include Edge, NIA, Panaya, Skava

Revenues by Project Type *

(in %)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Fixed Price	50.4	49.3	47.1	48.0
Time & Materials	49.6	50.7	52.9	52.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Banking & Financial Services, Insurance	**33.4**	**33.3**	**33.1**	**33.2**
Banking & financial services	27.0	27.1	27.4	27.3
Insurance	6.4	6.2	5.7	5.9
Manufacturing & Hi-Tech	**22.0**	**22.2**	**22.5**	**22.6**
Retail & Life Sciences	**22.6**	**22.7**	**23.5**	**23.4**
Retail & CPG	13.8	14.2	14.9	14.7
Transport & Logistics	2.0	1.9	1.9	2.0
Life Sciences	4.8	4.6	4.5	4.6
Healthcare	2.0	2.0	2.2	2.1
Energy, Utilities, Communications & Services	**22.0**	**21.8**	**20.9**	**20.8**
Energy & Utilities	5.5	5.2	4.8	4.9
Telecom	10.4	10.4	9.4	9.4
Others	6.1	6.2	6.7	6.5
Total	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Number of Clients				
Active	1,173	1,164	1,136	1,162
Added during the period (gross)	72	59	78	321
Number of million dollar clients*				
1 Million dollar +	620	606	577	598
5 Million dollar +	286	279	277	282
10 Million dollar +	186	190	186	189
25 Million dollar +	100	97	89	91
50 Million dollar +	55	56	54	56
75 Million dollar +	31	31	30	31
100 Million dollar +	19	18	18	19
Client contribution to revenues				
Top client	3.4%	3.3%	3.5%	3.4%
Top 10 clients	19.5%	20.0%	21.8%	21.0%
Top 25 clients	36.0%	36.0%	37.0%	36.7%
Repeat business	98.7%	99.4%	97.5%	97.3%
Days Sales Outstanding	71	68	64	68

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Effort				
Onsite	29.4	30.1	29.7	29.8
Offshore	70.6	69.9	70.3	70.2
Revenues				
Onsite	55.6	56.6	57.0	56.8
Offshore	44.4	43.4	43.0	43.2
Utilization				
Including trainees	81.8	80.2	77.7	77.6
Excluding trainees	84.7	84.0	82.5	81.7

Person Months Data - Consolidated IT Services

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Billed – Onsite	111,930	112,748	107,967	431,824
– Offshore	269,202	262,338	256,041	1,015,978
TOTAL	**381,132**	**375,086**	**364,008**	**1,447,802**
Non Billable	69,033	71,463	77,162	323,638
Trainees	15,623	20,897	27,408	95,310
Sales & Support	27,031	27,152	29,475	114,707
TOTAL	**492,819**	**494,598**	**498,053**	**1,981,457**

Effort and Revenues - Consolidated IT Services

Particulars	Sep 30,		Growth % Q2 18 over Q2 17	Jun 30, 2017	Growth % Q2 18 over Q1 18
	2017	2016			
Effort - (Person months)					
Onsite	111,930	107,967	3.7	112,748	(0.7)
Offshore	269,202	256,041	5.1	262,338	2.6
Total	**381,132**	**364,008**	**4.7**	**375,086**	**1.6**
Revenues – ($ million)					
Onsite	1,374.40	1,338.48	2.7	1,358.19	1.2
Offshore	1,098.68	1,007.99	9.0	1,043.40	5.3
Total	**2,473.08**	**2,346.46**	**5.4**	**2,401.59**	**3.0**

Revenue per Employee

(In US $ K)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Revenue per Employee - Consolidated	52.7	51.9	51.0	51.4

Employee Metrics

(Nos.)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Total employees	1,98,440	1,98,553	1,99,829	2,00,364
S/W professionals	1,86,806	1,86,882	1,87,595	1,88,665
Billable	1,80,397	1,78,494	1,76,334	1,78,474
Banking product group	4,498	4,770	4,958	4,753
Trainees	1,911	3,618	6,303	5,438
Sales & Support	11,634	11,671	12,234	11,699
Gross addition	10,514	8,645	12,717	44,235
Attrition	10,627	10,456	9,938	37,915
Net addition	(113)	(1,811)	2,779	6,320
Attrition % (Annualized Standalone)	17.2%	16.9%	15.7%	15.0%
Attrition % (Annualized Consolidated)	21.4%	21.0%	20.0%	19.2%

Rupee Dollar Rate (₹)

	Quarter ended			Year Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016	Mar 31, 2017
Period closing rate	65.29	64.58	66.62	64.85
Period average rate	64.39	64.41	66.91	67.11

Constant Currency Reporting

Reported revenues	Q2 18	Q1 18	Q4 17	Q3 17	Q2 17
Revenues ($ mn)	2,728	2,651	2,569	2,551	2,587
Sequential growth (%)	2.9	3.2	0.7	(1.4)	3.5
YoY growth (%)	5.4	6.0	5.0	6.0	8.2

Constant currency – Q o Q	Q2 18	Q1 18	Q4 17	Q3 17	Q2 17
Revenues ($ mn)	2,702	2,628	2,552	2,579	2,599
Sequential growth (%)	2.2	2.7	0.0	(0.3)	3.9

Constant currency – Y o Y	Q2 18	Q1 18	Q4 17	Q3 17	Q2 17
Revenues ($ mn)	2,707	2,659	2,576	2,582	2,605
YoY growth (%)	4.6	6.3	5.3	7.3	8.9

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q2 18	Q1 18	FY 17	Q4 17	Q3 17	Q2 17
AUD	0.79	0.75	0.75	0.76	0.74	0.76
EUR	1.18	1.11	1.09	1.07	1.07	1.12
GBP	1.32	1.28	1.30	1.25	1.23	1.31

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q2 18	Q1 18	FY 17	Q4 17	Q3 17	Q2 17
AUD	7.9	7.8	7.3	7.3	7.1	7.5
EUR	10.8	10.1	9.6	9.5	10.0	9.6
GBP	5.3	5.4	5.8	5.3	5.1	6.0

Q2 2018

Geographical segment – growth

North America grew by 2.0% sequentially; and 1.9% in constant currency

Europe grew by 6.6% sequentially; and 4.1% in constant currency

India declined by 5.2% sequentially; and 5.1% in constant currency

Rest of the world grew by 2.9% sequentially; and 2.3% in constant currency

Industry segment – growth

FSI grew by 3.0% sequentially; and 2.6% in constant currency

MFG & Hi-Tech grew by 2.0% sequentially; and 1.2% in constant currency

RCL grew by 2.6% sequentially; and 1.7% in constant currency

ECS grew by 3.9% sequentially; and 3.0% in constant currency